

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2024

Waqas Nakhwa
Chief Executive Officer
Blue Chip Technologies Corp.
Icon Tower, # 105
First Floor
Dubai Internet City
Dubai, UAE

> **Re: Blue Chip Technologies Corp.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed August 12, 2024**
> **File No. 000-56634**

Dear Waqas Nakhwa:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jessica Lockett